Exhibit 9

RIGHTS CERTIFICATE #:	NUMBER OF RIGHTS

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S PROSPECTUS SUPPLEMENT
DATED JUNE 4, 2013 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE.   COPIES OF
THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM AST PHOENIX ADVISORS, THE INFORMATION AGENT.

TOWER SEMICONDUCTOR LTD.
Incorporated under the laws of Israel

TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE
Evidencing Transferable Subscription Rights to Purchase Units, Each Unit Comprised of Four Ordinary Shares,
Six Series 8 Warrants and Five Series 9 Warrants of Tower Semiconductor Ltd.

Subscription Price:      $20 per Unit

THE SUBSCRIPTION RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON JUNE 27, 2013, UNLESS EXTENDED BY THE COMPANY

REGISTERED
          OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of transferable subscription rights (“Rights”) set forth above. Each whole Right entitles the holder thereof to subscribe for and purchase one unit (a unit) each Unit comprised of four ordinary shares, six Series 8 warrants and five Series 9 warrants, one Unit), of Tower Semiconductor Ltd., an Israeli corporation, at a subscription price  of $20.00 per  Unit  pursuant  to  a  rights  offering  (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus and the “Instructions as to Use of Tower Semiconductor Ltd. Subscription Rights Certificates” accompanying this Subscription Rights Certificate.

The Rights   represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by retuning the full payment of the subscription price for each Unit in accordance with the “Instructions as to Use of Tower Semiconductor Ltd. Subscription Rights Certificates” that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar.
Witness the seal of Tower Semiconductor Ltd. and the signatures of its duly authorized officers.

Dated: June 13, 2013

_________________________________ Chief Executive Officer	_________________________________ Chief Financial Officer

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.
If delivering by hand: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department P O Box 2042 New York, New York 10272-2042	If delivering by mail or overnight courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for Units (each Unit comprised of four ordinary shares, six Series 8 warrants and five Series 9 warrants) pursuant to your subscription rights, please complete line (a) below and sign under Form 4 below.  To the extent you subscribe for more Units than you are entitled under the Subscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe.

(a) EXERCISE OF SUBSCRIPTION RIGHT:

I subscribe for ______________ Units x      $20.00       =   $_______________
                            (no. of Units)                           (subscription price)        (amount enclosed)

FORM 3-DELIVERY TO DIFFERENT ADDRESS

If you wish for the ordinary shares and warrants underlying your subscription rights, a certificate representing unexercised subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 4 and have your signature guaranteed under Form 5.
_______________________________________________________________

________________________________________________________________

________________________________________________________________

METHOD OF PAYMENT (CHECK ONE)		FORM 4-SIGNATURE
☐	Check or bank draft payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Units indicated above on the terms and conditions specified in the Prospectus.

☐
Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 American Stock Transfer FBO Tower Semiconductor Ltd., with reference to the rights holder's name.

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the face of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM  2-TRANSFER  TO  DESIGNATED  TRANSFEREE

To transfer your subscription rights to another person, complete this Form 2 and have your signature guaranteed under Form 5.

For value received ______________ of the subscription rights represented by this Subscription Rights Certificate are assigned to:

________________________________________________________________

________________________________________________________________

Social Security # __________________________________________________

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the face of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.
FORM 5-SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Forms 2 or 3.

Signature Guaranteed: _______________________________________________
                                                                            (Name of Bank or Firm)

By:_______________________________________________________________
                                                                            (Signature of Officer)

IMPORTANT:  The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

FOR INSTRUCTIONS ON THE USE OF TOWER SEMICONDUCTOR LTD. SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT AST PHOENIX ADVISORS THE INFORMATION AGENT, AT 877-478-5038